September 21, 2007

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

Attention Ms. Janice McGuirk

RE:	SuperDirectories, Inc.

Form 10-SB – Amendment Number 6

File No. 5153

Dear Ms. McGuirk:

     On behalf of the above referenced publicly owned Delaware corporation, and in response to your letter dated August 14, 2007, we take this opportunity to provide the following explanations and to describe the further Amendments made to the Registrant's Form 10-SB.  For convenience, we will respond seriatum to the matters contained in your August 14, 2007 letter. Page and item references are to the Form 10-SB.

1.

We reissue comment two from our April 25, 2007 letter. As previously requested in our prior comment letters, it is not clear what advantages there are for a user to search with SuperDirectories as opposed to utilizing a search engine such as Google or Yahoo. We continue to believe that comparing the company which is a "searchable directory" to companies like Google and Yahoo which are "search engines" does not appear appropriate, other than in discussing competitors. Likewise, comparing the company to eBay and Amazon is not appropriate, in that such a comparison may lead a potential investor in to believe that those companies are similar, which does not appear to be the case or that similar operating results may occur. These are industry leaders while the company has yet to commence operations. Please fully discuss.

We do not claim the advantage for a user to search with SuperDirectories as opposed to using a search engine such as Google or Yahoo As disclosed in "Our Business" - page 2, we do not search the internet; rather we search only our own database. SuperDirectories is not a search engine; it is a searchable directory limited to the contents of its own database. As disclosed in paragraph under "General" on page 2, we do not compare ourselves to Yahoo and Google. We refer to them only because they are also directories as well as search engines. Nor do we compare ourselves to eBay and Amazon, but mention them because we expect to engage in their Associates and Affiliates programs once we have commenced to generate revenues. Associates and Affiliates are essentially synonymous terms in this industry.. See "Associates and Affiliates" on page 21.

2.

Further, we note your response to comment two in counsel's letter dated June 29, 2007. You state that Exhibit 99.1 has been removed from Amendment 5, however we not that the Exhibit Index still shows Exhibit 99.1.

Reference to Exhibit 99.1 has been deleted from the Exhibit Index.

Ms. Janice McGuirk

September 21, 2007

Our Business , page 1
3.	We note that you use a system called "Open Tracker". Please clarify whether the company owns this system or if not, if there is a fee involved. Disclose the fee, if applicable.

We do not own "Open Tracker", an internet website traffic analyzer program, which we use for a fee of approximately $50.00 per month, based on volume of traffic levels analyzed. Disclosure expanded under "Our Business" on page 3.

4.	Likewise, please clarify whether the company owns the program "Replication". If not, does the company pay a fee or its use? If applicable, please disclose the fee.

"Replication" is a part of the Microsoft SQL Server program which we use, permitting us to replicate the newly created categories and links on our database machines to our www server machines. It is not a separate program or extra cost feature as it is an integral part of the SQL. Disclosure amended and expanded in first paragraph of "Our Business", page 4.

Competitive situation, page 4
5.

Given the seven years of developing your business and the rapid changes in technology, discuss the impact the changes in technology have had upon your business and the ability of your business to compete.

We keep up to date with the latest technologies available in our trade and have the latest routers and servers. We are not aware of any disadvantage we have suffered. We recognize that failure to keep current will seriously and adversely affect our ability to compete. Disclosure expanded under "Our Business" on page 4.

Ms. Janice McGuirk

September 21, 2007

6.

It should be made clear here and throughout as appropriate, that because the company's data base is directly dependent upon funding, the company's searchable results will continue to be limited, dependent upon the company's financial situation. Further in this regard, it would appear that having this constraint will cause the data base construction to be extended and therefore not essentially "complete" for a longer period of time in the future.

We recognize and disclose that our database growth will depend upon our ability to finance that growth through the sales of additional stock to investors. We further disclose our belief that our directory will never be "essentially complete" due to the need for continuous revision and improvement as technology changes. See final paragraph under "Our Business", page 5.

7.

We note referenced on page 4 and page 5 to "trade secrets". Please discuss the potential risk to the company from the absence of having your trade secrets protected. Please expand the discussion under "Risk Factors" in this regard.

We have expanded disclosure in the next-to-last paragraph in "Our Business" and in Risk Factors on page 16 concerned with trade secrets. Our "trade secrets" relate to our "full text" database. To the best of our knowledge, no other database offered in competition on the internet follows that style and, as a result, we feel the risk is not substantial. Page 5.

8.

We reiterate comment 11 from our April 25, 2007 letter. Clearly and prominently disclose and discuss the potential limitations on SuperDirectories' information such as slower updating of information in the directories, out-of-date information or links, a higher level of specificity required in the search term, etc.

At present, we believe our database offers very good and complete information via 2,956 of the most popularly searched subjects on the internet. We enjoy a 98% level of active working links - an active link being a URL that leads the user to a very good website page - a very high mark in the directory industry. We have amended the last paragraph under "Competitive Situation", page 7.

Marketing Activities, page 5
9.

We note your response to comment 13 in your June 29, 2007 letter. With respect to those websites that did not join the "pay for click" program, will your directory make it clear to users that in fact there are additional websites than the ones automatically found via a routine query? Please discuss the limitations on the search capabilities to the end users and the potential impact this could have upon the users of your searchable database, as previously requested.

Ms. Janice McGuirk

September 21, 2007

We have disclosed in the second paragraph of "Marketing Activities", page 7, that we do not intend to remove any listed websites even if they are not a part of our "Pay-per-Click" agreement. The directory will also clearly state that listing fees and "Pay-per-Click" fees will impact the order in which results to a query will be displayed, but will not impact the number of results displayed.

10.

We further note your response to comment 15 from your June 29, 2007 letter. It would appear that your website should be revised to make clear that you plan to "engage" in the referral business rather than "specialize" in that service.

We will revise the website language as you have requested.

11.

We reissue comment 15 from our letter dated April 25, 2007. Please revise the disclosure in this section and in the plan of operations section to discuss in greater detail how the referral business will be operated, the time from for entering this business, the anticipated fees to be charged, and any other material information regarding this proposed program. We again note that the website referred to plans to "specialize" in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

Discussion of the operation of referral business has been added in "Plan of Operations", page 21.

12.

We note that you have removed the disclosure indicating that you do not consider the websites listed on Superdirectories to be advertisers. We note that only those websites that pay a fee and agree to the pay per click agreement will be included in the search results by end users. Please clarify how you intend to indicate to the users of your database that these companies are paid advertisers. Clarify whether it will be made clear to the end user that the results are all paying to be included. If not, provide an appropriate analysis as to why this is not considered advertising. We note that other search engines clearly indicate those search results that are paying to be listed at the top or on the first page. We may have further comment.

Please refer to our explanation provided above in answer to Item 9. In addition, please note that when we commence our commercial activity, our results will be annoted in a manner most usually adopted in the industry, such as "Sponsored Results" or Color Coding or other appropriate setoff mechanism.

Ms. Janice McGuirk

September 21, 2007

Customers, page 6
13.

Please provide the basis for your estimate of "as many as 1,000,000 website owners." Also, provide clear disclosure, if true, that you have not contacted any of these website owners currently included in your directory, that none of these websites have indicated interest in being included as part of your database, and that there is no guarantee that any will choose to participate in your pay per click program. We may have further comment.

Reference to "as many as 1,000,000 website owners" is our estimate of potential customers based upon our current situation, i.e., as of September 5, 2007, 892,000 websites listed. We estimate these will grow to 1,000,000 by the time we commence marketing for pay-for-click subscriptions. Disclosure expanded in first paragraph under "Customers", page 8.

Employees, page 7
14.

We reissue comment 13 from our letter dated December 14, 2006. Disclose whether any of the proprietary products are owned by the company. Explain the proprietary and licensed software products used by your consultants.

We do not have "oral agreements". It is understood with our editor-consultants that only corporate type entities will be engaged and that compensation will be determined by quality and performance on an individual basis. There is no application of a standard set of terms. There is no further agreement, written or oral nor any standard set of terms. Page 9

Risk Factors
"We may be liable for issuing . . .", page 13
15.

We reissue comment 30 from our letter dated April 25, 2007. Provide a more detailed discussion of the facts that led to the potential rescission liability. Clarify in greater detail the potential problems with the rescission offer and that this would create a second potential violation claim and therefore, the potential for risk or harm would not appear to be "minimal" as indicated in your supplemental response.

Please review the expanded and revised Risk Factor discussing the facts requested. Please further note that our supplemental responses on June 29, 2007 and herein do not make any reference to "minimal" risk or harm.

16.

We reissue comment 31 from our letter dated April 25, 2007. Revise the discussion of Mr. Wright's option shares to clearly disclose the terms of the written agreement with Mr. Wright and clarify how those activities would appear to fall within the prohibited activities. Also clarify that the facts that the agreement indicated that Mr. Wright would not provide any services that would render him ineligible to receive stock pursuant to a Form S-8 does not mean that such activities did not fall within the prohibited activities or remove the statement. The risk factor should focus on the potential risk and should not focus on negating those risks. We may have further comment.

We have made the requested changes in the Risk Factor.

Ms. Janice McGuirk

September 21, 2007

Item 2. Plan of Operation, page 15

17.   We note on page 15 your reference to 366,000 cash available; however, on page 16, you state that your current available cash balance is $395,500. Please revise as appropriate to insure that your disclosure is consistent.

The revision has been made.

18.

Disclose in greater detail your plan of operations if you are unable to raise sufficient funds, i.e. the $1 million you indicate is necessary for your plan of operations. Also clarify the business activities you will undertake if you are unable to raise any funds.

We are confident we will be able to raise sufficient capital to continue operations until business operations commence. This is based upon past performance and requests for new subscriptions. We have no plans for other business activities if we are unable to raise funds. Disclosure expanded page 17.

19.

We reissue comment 36 from our letter dated April 25, 2007. Please clarify how long you can currently satisfy your cash requirements based upon the cash currently available, without assuming proceeds from sales of securities. Clarify whether you will be able to implement your plan of operations fully based upon the current cash available and if so whether this impacts the time frame for how long you can satisfy your cash requirements.

We have disclosed that we will need additional capital to fully implement our plan. However, we do not anticipate cash flow problems. See No. 18 above.

Associates and Affiliates, page 19

20.   As previously requested, please clarify what constitutes the Associates program as opposed to the affiliates program. Briefly disclose how each will benefit the company.

See No. 1 above and further disclosure on page 21.

Certain Relationships and Related . . ., page 25
21

We reissue comment 40 from our letter dated April 25, 2007. Provide a detailed discussion of Mr. Wright's role as a consultant and the specific services that he provided to the company for which he received a cash of $90,000 and options to purchase 7,605,000 shares of common stock. Clarify the terms set forth in the consulting agreement with Mr. Wright.

Ms. Janice McGuirk

September 21, 2007

We feel there has been full disclosure. There is nothing to add.

Part II
Item 4. Recent Sales. . . page 36
22

We reissue comment 45 from our letter dated April 25, 2007. Please explain the exemption relied upon and the facts supporting your reliance upon the exemption. Clarify the transactions that were subject to the rescission offer. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer. We may have further comment.

We feel there has been full disclosure. There is nothing to add. Lack of sufficient documentation is not a given. It was only a suggested possibility with no backup opinion or data to support any inadequacy or insufficiency. We have fully disclosed the steps taken with respect to the rescission offer and how and to whom it was made.

23.	There are several references to "sufficient information" and "sufficient documentation". Please briefly clarify the specific nature of the documentation being referred to.

Language changed to show reference to "sufficient documentation" and "sufficient information" refer to generally to the qualification of sales to non-United States persons as exempt from registration under Regulation S.

24.	We reissue comment 47 from our letter dated April 25, 2007.

Our periodic reports will be amended to reflect the changes as requested.

      We believe we have addressed your concerns, expressed in your comments 1- 24 and that our disclosure has been improved to an acceptable level for a "reporting company" in full compliance.

Very truly yours,

/s/
                                                                        GRIFFITH, McCAGUE & WALLACE, P.C.

Charles B. Jarrett, Jr.

CBJ/hma